UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
(Full title of the plan)

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ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
SAN ANTONIO, TEXAS 78258

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2017, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
STATEMENT OF INCOME AND EXPENSES
YEAR ENDING DECEMBER 31, 2017

INCOME
Contribution – Company Matching (Co. Stock)	$256,309
Contribution – Participant 401(K)	784,613
Investment Earnings (Loss)	1,205,295
Other Income	65,050
Total Income (Loss)	2,311,267

EXPENSES
Payments to Participants	706,030
Other Expenses	19,192
Total Expenses	725,222

Income (Loss) over Expenses	1,586,045
Assets at the Beginning of the Plan Year	11,687,192
Assets at the End of the Plan Year	$13,273,237

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
PLAN ASSETS AND LIABILITIES

	As of January 1,	As of December 31,
	2017	2017
ASSETS
Cash	$1,603,090	$1,637,283
Mutual Funds	7,581,289	9,132,209
Company Stock	2,375,773	2,413,878
Participant Loans	127,040	89,867
Total Assets	$11,687,192	$13,273,237

LIABILITIES	—	—

NET ASSETS (Assets less Liabilities)	$11,687,192	$13,273,237

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 19th day of June 2018.

ABRAXAS PETROLEUM CORPORATION
401(K) PROFIT SHARING PLAN

By: Abraxas Petroleum Corporation

By: /s/ Robert L.G. Watson
Robert L. G. Watson
Chief Executive Officer and President